EXHIBIT 99.2

                                 BC FORM 51-901F

                                QUARTERLY REPORT


Incorporated as part of: Schedules B & C


ISSUER DETAILS:

--------------------------------------------------------------------
|Name of Issuer                    | IMAGIS TECHNOLOGIES INC.       |
|----------------------------------|--------------------------------|
|For Quarter Ended                 | March 31, 2003                 |
|----------------------------------|--------------------------------|
|Date of Report                    | May 15, 2003                   |
|----------------------------------|--------------------------------|
|Issuer Address                    | 1630 - 1075 West Georgia Street|
|                                  | Vancouver, British Columbia    |
|                                  | V6E 3C9                        |
|----------------------------------|--------------------------------|
|Issuer Fax Number                 | (604) 684-9314                 |
|----------------------------------|--------------------------------|
|Issuer Telephone Number           | (604) 684-2449                 |
|----------------------------------|--------------------------------|
|Contact Name                      | Wayne Smith                    |
|----------------------------------|--------------------------------|
|Contact Position                  | Chief Financial Officer        |
|----------------------------------|--------------------------------|
|Contact Telephone Number          | (604) 684-2449                 |
|----------------------------------|--------------------------------|
|Contact Email Address             | wsmith@imagistechnologies.com  |
|----------------------------------|--------------------------------|
|Web Site Address                  | www.imagistechnologies.com     |
--------------------------------------------------------------------


                                   CERTIFICATE


THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond              /s/ Iain Drummond           03/05/15
-------------              -----------------           --------
Name of Director           Sign (typed)                Date Signed (YY/MM/DD)

Roy Trivett                /s/ Roy Trivett             03/05/15
-----------                ---------------             --------
Name of Director           Sign (typed)                Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.   Analysis of expenses:

(a)  Cost of materials

      Supplies and services                                               2,911
      Other                                                                 103
      -------------------------------------------------------------------------
      Total                                                              $3,014
      -------------------------------------------------------------------------

(b)  Sales

      Salaries and benefits                                             340,509
      Travel                                                            123,056
      Other                                                              69,217
      -------------------------------------------------------------------------
      Total                                                            $532,782
      -------------------------------------------------------------------------

(c)  Marketing

      Salaries and benefits                                              16,248
      Tradeshows                                                          7,018
      Website and internet                                                7,267
      Other                                                              10,681
      -------------------------------------------------------------------------
      Total                                                             $41,214
      -------------------------------------------------------------------------

(d)  Technical services

      Salaries and benefits                                              98,936
      Travel                                                              9,704
      Other                                                              31,948
      -------------------------------------------------------------------------
      Total                                                            $140,588
      -------------------------------------------------------------------------

(e)  Technology development

      Salaries and benefits                                             211,858
      Travel                                                             25,048
      Other                                                              41,637
      -------------------------------------------------------------------------
      Total                                                            $278,543
      -------------------------------------------------------------------------

(f)  Administration

      Consulting fees                                                   189,382
      Management fee                                                    366,950
      Rent and utilities                                                 22,086
      Insurance                                                          44,601
      Stock based compensation                                           (4,150)
      Salaries and benefits                                             164,315
      Audit and legal fees                                               57,081
      Telephone                                                           4,577
      Postage and courier                                                 3,580
      Transfer agent and filing fees                                      9,604
      Travel                                                             41,727
      Other                                                              51,898
      --------------------------------------------------------------------------
      Total                                                            $951,651
      --------------------------------------------------------------------------

2.   Related party transactions:

     During the quarter ended March 31, 2003 the Company borrowed from a previous director of the Company an amount of $185,000. This loan is secured by the accounts receivable of the Company. Also included is interest payable of $1,115 (2002 - nil) which is payable pursuant to this loan. Subsequent to March 31, 2003, the terms of the note were modified to increase the total borrowings available from $200,000 to $500,000. The interest rate remains at the prime rate plus 2%. In addition the note is now secured by a General Security Agreement over the assets of Imagis, and a Source Code Escrow Agreement that requires Imagis to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that Imagis ceases operations or enters bankruptcy proceedings.

3. Summary of securities issued and options granted during the three months ended March 31, 2003

(a)  Summary of securities issued during the period:

           Date        Type            Type
            Of          Of              Of                                  Total           Type of
          Issue      Security          Issue          Number    Price      Proceeds      Consideration  Commission
         01/23/03     Common      Option exercise     21,505    $2.97       $63,870           Cash         Nil
         01/24/03     Common      Option exercise      5,000    $1.00        $5,000           Cash         Nil
         01/27/03     Common      Option exercise      6,000    $1.00        $6,000           Cash         Nil
         02/10/03     Common     Warrant exercise    133,334    $1.25      $166,668           Cash         Nil
         02/10/03     Common      Option exercise     50,000    $0.30       $15,000           Cash         Nil
         03/12/02     Common      Option exercise     30,000    $0.30        $9,000           Cash         Nil

(b)  Options/warrants granted during the period:

     Nil

3.   Summary of securities as at March 31, 2003

(a)  Authorized share capital: 100,000,000 common shares without par value

(b)  Number and recorded value for shares issued and outstanding:

      Issued and outstanding          No. of shares             Amount
      ----------------------          -------------             ------
      Balance March 31, 2003          20,596,705                $17,626,656

(c)  Description of options, warrants and convertible securities outstanding:

          Options
          -------

          ----------------------------------------------------------------------
            Number of Common Shares
                   Issuable             Exercise Price          Date of Expiry
          ----------------------------------------------------------------------
                   75,000                  $ 0.30                 07/06/03
                   50,000                  $ 1.00                 02/25/04
                   45,000                  $ 1.00                 03/25/04
                   60,000                  $ 1.00                 07/19/04
                  165,999                  $ 1.00                 01/19/05
                  546,666                  $ 1.00                 08/30/06
                   15,000                  $ 2.35                 09/02/05
                   15,000                  $ 2.35                 11/02/05
                  160,000                  $ 2.20                 12/19/06
                   15,000                  $ 2.06                 12/05/05
                   27,000                  $ 1.99                 12/20/05
                   8,400                   $ 1.50                 12/20/05
                  242,500                  $ 1.50                 05/14/06
                  270,000                  $ 2.35                 03/04/07
                   35,485                  $ 2.97                 02/08/04
                   10,000                  $ 2.24                 01/31/07
                  130,000                  $ 2.35                 05/15/07
                  155,000                  $ 2.35                 06/30/07
                  385,000                  $ 2.35                 07/31/07
                  300,000                  $ 1.50                 08/31/07
                   85,000                  $ 2.35                 10/31/07
          ----------------------------------------------------------------------
                2,796,050
          ----------------------------------------------------------------------

          Warrants
          --------

            Number of common shares
                    Issuable              Exercise Price      Date of Expiry
                     50,000                   $2.20          January 18, 2004
                    291,667                   $2.28            July 24, 2004
                    105,000                   $2.84            July 24, 2004
          ----------------------------------------------------------------------
                    446,667
          ----------------------------------------------------------------------

4.   List of directors and officers as of May 15, 2003:

     ---------------------------------------------------------------------------
     | Name                  | Position                                        |
     | --------------------- |--------------------------------------------------
     | Oliver "Buck" Revell  | Director and Chairman of the Board              |
     | Iain Drummond         | Director, Chief Executive Officer, and President|
     | Wayne Smith           | Chief Financial Officer                         |
     | Tim Ruggles           | Vice President Business and Product Development |
     | Rory Godinho          | Corporate Secretary                             |
     | Andy Amanovich        | Chief Technology Officer                        |
     | Roy Trivett           | Director                                        |
     | Treyton Thomas        | Director                                        |
     ---------------------------------------------------------------------------

SCHEDULE C:  MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward-Looking Statements:

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, as well as all projections of future results.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Issuer to be materially different from any future results or achievements of the Issuer expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Issuer's limited operating history; the Issuer's need for additional financing; the Issuer's history of losses; the Issuer's dependence on a small number of customers; risks involving new product development; competition, management of growth and integration; risks of technological change; the Issuer's dependence on key personnel; risks involving lengthy sales cycles; marketing relationships and third-party suppliers; the Issuer's ability to protect its intellectual property rights; risks associated with exchange rate fluctuations; risks of software defects; risks associated with product liability; the directors' and officers' involvement in other projects; the Issuer's strategic alliances with Sanyo Semiconductor Company and Intacta Technologies Inc. to form Zixsys Inc.; the Issuer's agreements with OSI Systems Inc.; the volatility of the Issuer's share price; risks associated with certain shareholders' exercising control over certain matters; and the other risks and uncertainties described under "Description of Business - Risk Factors" in the Company's annual report. Certain of the forward-looking statements contained in this quarterly report are identified with cross-references to this section and/or to specific risks identified within the Company's 2002 Annual Report.

Although the Issuer believes that expectations reflected in these forward-looking statements are reasonable, the Issuer cannot guarantee future results, levels of activity, performance, achievements or other future events. Moreover, neither the Issuer nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Issuer is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on these forward-looking statements.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has over one hundred and forty installations of its software products.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company's products and services.

Results of operations for the three months ended March 31, 2003 compared to March 31, 2002:

Revenues

Imagis' total revenues decreased 74% to $277,508 for the quarter ended March 31, 2003 over the comparable prior year level of $1,070,284, and decreased 4% over the fourth quarter 2002 level of $289,774. The lower revenues were attributable to lower software sales revenues.

Revenues from the Company's software products declined 86% to $135,983 this year as compared to $985,954 for 2002. The quarter ending March 31, 2002 included $620,000 in revenue from the Serco installation during that period and $300,000 from the Company's Alameda installation. There were no comparable large contracts during the same period this year, these orders were received during 2001 and the revenue was recorded as the installations were completed. The new orders received during 2003 were $70,389 higher than in 2002, a 118% increase.

Support and services revenues for 2003 were $134,019 and were 124% higher than in 2002 of $59,830. The support revenues are increasing as the sales revenues increased during 2002 and the deferred revenue of $279,218 recorded as at March 31, 2003 consists solely of ongoing support contracts, this represents a 264% increase over the 2002 deferred revenue balance of $76,676. Other revenues were $7,506 for 2003, whereas comparable revenues of $24,500 were earned in the prior year. These revenues were primarily earned through interest revenue and fluctuate with the Company's cash balances.

Operating Costs

Operating expenses totaled $2,062,609 for 2003, which is 7% lower than the 2002 operating expenses of $2,209,786. The 2003 expenses include a one-time charge of USD$250,000 (CDN$366,950) incurred as a management fee owing to OSI Systems Inc. ("OSI") in consideration of renegotiating the terms of the agreements with OSI. Excluding this charge, the operating expenses for 2003 were $1,695,659, which represents a 23% reduction in expenses over the prior year. The lower costs over the prior period resulted from significant decreases in the areas of administration and technology development and technical services. Management of the Company has implemented significant cost reduction strategies during the final quarter of 2002 and throughout 2003 and the current operating expense rate is equivalent to approximately $3,000,000 per annum, providing an expected expense level of approximately $4,400,000 for fiscal 2003. Management intends to continue to reduce costs wherever possible without impinging upon the Company's ability to make sales, continue product development, and service customers.

Administration

Administrative costs for 2003 were $951,651, which is 5% lower than for 2002 of $997,178. These costs include the one-time management fee of USD$250,000 (CDN$366,950) described above. Excluding this charge, the administrative costs were $584,701, which represents a 41% reduction from the prior year. Administrative costs include staff salaries and related benefits and travel, stock based compensation, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs. Generally all categories were lower due to the effects of cost reducing strategies, in particular including a significant reduction in travel costs and the use of outside consultants. Stock based compensation for the period was nil during 2003 as opposed to an expense of $223,781 during 2002. The Company's administrative costs have declined since the second quarter of 2002, primarily due to no longer using financial advisory services and contract support staff.

Bad debt expense

The bad debt expense in 2003 of $42,074 consists of a single customer that defaulted on payment for a software license. There was no comparable expense during the same period in 2002.

Interest and Amortization

Interest expense incurred this year primarily related to financing of equipment amounted to $6,330, up 76% from the prior year of $3,592. This is due to the acquisition of equipment during 2002. Amortization in 2003 amounted to $66,413 as compared to $31,876 for 2001. The increase in amortization expense reflects purchases of equipment and the amortization expense associated with the acquisition of the Intacta license and patents.

Sales and marketing

Sales and marketing expenses for 2003 were $573,996, and were comparable to those in 2002 of $557,748. Imagis significantly increased its sales and marketing efforts during 2002 in order to increase market awareness of the Company and its products and capitalize on expected increased sales opportunities. The Company has decreased its sales team subsequent to March 31, 2003 as part of its strategy of utilizing a more targeted marketing and sales strategy but no further decreases are currently contemplated. The Company expects that sales and marketing expenses will continue at approximately the same or reduced levels in future periods.

Technology development

The technology development expenses for 2003 were $278,542, which is 25% lower than the 2002 comparable costs of $369,706. Expenses were further reduced subsequent to March 31, 2003 through a reduction in staff and overhead costs. Technology development expenses are expected to remain at this approximate level until such time as market demand for new products necessitates adding resources. This will only occur when specific sales opportunities are identified.

Technical services

Costs for the technical services group were $140,588 this year, which is 41% lower than the comparable 2002 costs of $239,397. The technical services group generally assists the Company's strategic partners in their installation of Imagis' products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. The reduction is primarily due to a reduction in staff costs and travel, these costs were higher in 2002 due to expenses associated with completing the Alameda installation. Costs for future quarters will be dependent on the sales levels achieved by the Company.

Net Loss for the Period

Overall, the Company incurred a net loss for the first quarter of 2003 of $1,785,101or $0.09 per share, which is 57% higher than the net loss incurred during the first quarter of 2002 of $1,139,502 or $0.07 per share. Excluding the one-time charge of USD$250,000 (CDN$366,950) the loss was $1,418,151 or $0.07 per share. The primary cause of the increased loss was the lack of large contracts in progress during 2003, which resulted in a significant reduction in revenues.

SUBSEQUENT EVENTS

(a) Subsequent to March 31, 2003, 75,000 options were exercised for proceeds to the Company of $22,500.

(b) Subsequent to March 31, 2003, the terms of the note payable issued to a previous director of the Company were modified to increase the total borrowings available from $200,000 to $500,000. The interest rate remains at the prime rate plus 2%. In addition the note is now secured by a General Security Agreement over the assets of Imagis, and a Source Code Escrow Agreement that requires Imagis to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that Imagis ceases operations or enters bankruptcy proceedings.

(c) Subsequent to March 31, 2003, the Company has undergone an organizational restructuring and refocusing of its sales, marketing, and development efforts and as a result has temporarily laid off non-core employees from its global operations. The Company has also closed its Victoria, B.C office and consolidated its operations into its Vancouver, B.C. head office, and implemented significant general administrative expense reduction measures, in order to substantially reduce the Company's monthly operating expenses.

(d) Pursuant to a Letter of Intent dated December 6, 2002, and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development Company. Under the terms of this agreement the Company will issue 0.2857 of a common share for each 1 common share of Briyante. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequent to March 31, 2003, the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante Software Corp. The agreement to amend the terms was brought about by the Company determining that it does not currently have sufficient working capital for the combined entity, as a result of a poor financial environment over the past six months. The revised terms of the acquisition are currently under negotiation. Any amendments will be subject to entering into a definitive amendment agreement, regulatory approval and any required shareholder approval. The Company is committed to completing its acquisition of Briyante and, in the interim, the Company and Briyante will continue to market each other's products and services.

(e) Pursuant to a term sheet dated February 20, 2003, the Company entered into a private placement agreement to obtain financing of up to USD$4.0 million, with an initial sale of up to USD$1.5 million in the form of a special warrant and up to USD$2.5 million in the form of a series of sales of common shares under an effective registration agreement filed with the Securities and Exchange Commission. This agreement was subject to final documentation, approval of the board of directors of the Company, and regulatory approval. Subsequent to March 31, 2003, the Company was unable to reach agreement with the placee on the final terms of the private placement and the private placement was cancelled.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On July 8, 2002, the Company received $1,750,000 US from OSI Systems Inc. for 1,166,667 shares at a price of $1.50 US ($2.28 CDN). OSI Systems also received 291,667 share purchase warrants (expiring July 7, 2004) entitling them to purchase 291,677 common shares of the Company for $1.50 US. The proceeds of this financing are being used for general working capital requirements.

LIQUIDITY AND SOLVENCY

The Company's cash on hand at the beginning of the period aggregated $547,831. During the period, the Company received additional funds of $265,538 from the exercise of both stock options and warrants. In total, 112,505 options and 133,334 warrants were exercised which resulted in aggregate proceeds to the Company of $98,870 and $166,668, respectively. The Company also received USD$100,000 (CDN$146,780) as at March 31, 2003, as an advance on a future private placement and a loan from a related party of $185,000.

The Company used these funds primarily to finance its operating loss for the period. The impact on cash of the loss of $1,785,101, after adjustment for non-cash items and changes to other working capital accounts in the period, resulted in a negative cash flow from operations of $884,396. The Company also used funds to purchase capital equipment amounting to $5,921, repay capital leases of $4,654, and deferred acquisition costs of $190,338 related to its proposed acquisition of Briyante Software Corp. In summary, the Company's cash position declined by $487,991 from $547,831 at the beginning of the period to $59,840 at March 31, 2003.

During the quarter ended March 31, 2003, the company received $185,000 through the issuance of a note payable to a former director of the Company. This note allows the Company to borrow up to $200,000 and bears interest at the prime rate plus 2% and is due on the earlier of May 31, 2003 or upon receipt of funds pursuant to an equity financing. The note is secured by the receivables of the Company. Through March 31, 2003 this note has accrued interest in the amount of $1,115. Subsequent to March 31, 2003, the terms of the note payable were modified to increase the total borrowings available from $200,000 to $500,000. The interest rate remains at the prime rate plus 2%. In addition the note is now secured by a General Security Agreement over the assets of Imagis, and a Source Code Escrow Agreement that requires Imagis to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that Imagis ceases operations or enters bankruptcy proceedings.

Pursuant to a Letter of Intent dated December 6, 2002 and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development Company. Under the terms of this agreement the Company will issue 0.2857 of a common share for each 1 common share of Briyante. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequent to March 31, 2003, the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante Software Corp. The agreement to amend the terms was brought about by the Company determining that it does not currently have sufficient working capital for the combined entity, as a result of a poor financial environment over the past six months. The revised terms of the acquisition are currently under negotiation. Any amendments will be subject to entering into a definitive amendment agreement, regulatory approval and any required shareholder approval. The Company is committed to completing its acquisition of Briyante and, in the interim, the Company and Briyante will continue to market each other's products and services.

Subsequent to March 31, 2003, the Company has undergone an organizational restructuring and refocusing of its sales, marketing, and development efforts and as a result has temporarily laid off non-core employees from its global operations. The Company has also closed its Victoria, B.C office and consolidated its operations into its Vancouver, B.C. head office, and implemented significant general administrative expense reduction measures, in order to substantially reduce the Company's monthly operating expenses.

The Company does not have sufficient cash flow from operations to fund its operations beyond June 2003 and will be required to seek additional financing. In recognition of this situation, the Company is currently actively seeking financing. Pursuant to a term sheet dated February 20, 2003, the Company entered into a private placement agreement to obtain financing of up to USD$4.0 million, with an initial sale of up to USD$1.5 million in the form of a special warrant and up to USD$2.5 million in the form of a series of sales of common shares under an effective registration agreement filed with the Securities and Exchange Commission. This agreement was subject to final documentation, approval of the board of directors of the Company, and regulatory approval. Subsequent to March 31, 2003, the Company was unable to reach agreement with the placee on the final terms of the private placement and the private placement was cancelled.

There is no assurance that the Company will be able to secure any financing or that any financing secured will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in a substantial curtailment of Imagis' operations.